# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cyclerion Therapeutics, Inc., CIK 0001755237
CUSIP: 23255M204
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 301 BINNEY STREET, CAMBRIDGE, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 11/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-20-002944
Filed by CIK 0001559706

## Reporting persons
- Slate Path Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David Greenspan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Cyclerion Therapeutics, Inc.
Address of issuer's principal executive offices: 245 First Street, 18th Floor, Cambridge, Massachusetts 02142.

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Slate Path Capital LP (the "Investment Manager"), a Delaware limited partnership and the investment manager to certain funds (the "Slate Path Funds"), with respect to the shares of common stock, no par value ("Common Stock") of Cyclerion Therapeutics, Inc., a Massachusetts corporation (the "Issuer"), directly held by the Slate Path Funds; and (ii) David Greenspan ("Mr. Greenspan"), the managing partner of Jades GP, LLC, a Delaware limited liability company and the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Slate Path Funds. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 717 Fifth Avenue, 16th Floor, New York, NY 10022.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Greenspan is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Slate Path Capital LP: Jades GP, LLC, its General Partner, By: /s/ John Metzner, John Metzner, Chief Operating Officer (12/06/2024)
- David Greenspan: /s/ Jim Feeney, Jim Feeney, Attorney-In-Fact* (12/06/2024)
Comment: * Pursuant to a Power of Attorney dated as of July 31, 2020 attached as Exhibit 2 to the Schedule 13G filed with the Securities and Exchange Commission on August 10, 2020.